Nolbo, Inc.
                              8426 Sunstate Street
                                 Tampa, FL 33634





                                                    June 11, 2001



Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549


Re:      Nolbo, Inc.
         Form SB-2 Registration Statement
         File No. 333-66333

Gentlemen:

     We hereby request withdrawal of the above captioned corporation's Registration Statement, file no. 333-66333. The Registration Statement is being withdrawn due to unfavorable market conditions and the underwriter's unsuccessful effort to sell the Issuer's securities. For this reason, we hereby withdraw the registration and remove from registration all of the unsold registered securities, it being understood that no securities were sold in the offering ny the company.

                                           Very truly yours,

                                           NOLBO, INC.

                                       /s/ Marvin M. Nolley
                                           President and Chief Executive Officer